

No Act
PE 12/13/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-22-14

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated December 13, 2013

Dear Mr. Wirtz:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to AT&T by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 13, 2013

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that AT&T's policies, practices and procedures compare favorably with the guidelines of the proposal and that AT&T has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 13, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2014 Annual Meeting – William Steiner Shareholder Proposal

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a shareholder proposal from William Steiner through John Chevedden (the "Proponent") for inclusion in AT&T's 2014 proxy materials. As more fully discussed below, AT&T intends to omit the proposal from its 2014 proxy statement because AT&T has substantially implemented the proposal by adopting modifications to its equity award plan in compliance with the Proposal (Rule 14a-8(i)(10)) and because AT&T intends to submit the AT&T Severance Policy to shareholders at the 2014 Annual Meeting, and the management proposal will conflict with the Proposal.

We have submitted this letter, together with the proposal and the Proponent's related correspondence (attached hereto as Exhibit A), to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the accompanying documents to the Proponent.

The Proposal

On November 7, 2013, AT&T received the following proposal from the Proponent (the "Proposal"):

> Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay

> committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

AT&T believes that the Proposal may be properly omitted from AT&T's proxy statement for the 2014 Annual Meeting for the reasons stated below.

<u>**Reasons the Proposal May Be Omitted from the 2014 Proxy Statement**</u>

A. AT&T has modified its equity incentive plan to eliminate the accelerated vesting of awards following a change in control. As such, AT&T has substantially complied with the Proposal, which may properly be omitted under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. "In the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer,' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position. *See* Release No. 34-40018 (May 21, 1998) at n.30 and accompanying text.

The Commission has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See Exelon Corp.* (Feb. 26, 2010); *Anheuser Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

Further, Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See* Rel. 34-20091. *See also AT&T Inc.* (Jan. 10, 2012) (allowing exclusion under Rule

14a-8(i)(10) of a proposal requesting a policy that executives hold 25% of net after tax shares through one year post termination where company had adopted a similar policy); *CoBiz Financial* (Mar. 22, 2010) (allowing exclusion under Rule 14a-8(i)(10) of a proposal seeking an advisory vote on compensation where the company had implemented a policy to conduct an annual advisory vote on compensation); *Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); *The Dow Chemical Co.* (Mar. 5, 2008); *Johnson & Johnson* (Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *ConAgra Foods, Inc.* (Jul. 3, 2006) (allowing exclusion under Rule 14a-8(i)(10) of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report).

The Proposal calls for AT&T to modify its equity award plan to provide that equity awards, such as restricted stock, will no longer vest in connection with a change in control except "on a partial, pro rata basis up to the time of the senior executive's termination." AT&T has complied with the Proposal.

Under the original terms of AT&T's 2011 Incentive Plan, in the event of a change in control, stock options vested and if the recipient was subsequently terminated, the recipient's restricted stock and restricted stock units also vested. On December 12, 2013, the Human Resources Committee amended the 2011 Incentive Plan to remove the accelerated vesting that would occur in connection with a change in control, which will be applicable to all future awards. There are no other plans of AT&T under which equity awards may be granted. As a result, the company has completely complied with the terms of the Proposal. The modifications to the 2011 Incentive Plan may be found in Form 8-K, filed on December 12, 2013, a copy of which is attached as Exhibit B.

AT&T believes that it may exclude the Proposal because AT&T has substantially implemented the Proposal through the amendment of the 2011 Incentive Plan, eliminating the accelerated vesting of equity awards in connection with a change in control. As noted above, the plan amendment addresses the key concerns raised by the Proposal and compares favorably to its objectives. Moreover, by completely removing the vesting of awards in connection with a change in control, as opposed to adjusting the awards on a pro rata basis as suggested by the Proposal, AT&T has, in fact, gone further than that requested by the Proponents.

Therefore, AT&T believes that the Proposal is properly excludable as substantially implemented under Rule 14a-8(i)(10).

B. AT&T intends to submit the AT&T Severance Policy to shareholders for approval at the 2014 Annual Meeting. Because a vote on both the Proposal and the AT&T Severance Policy would lead to an inconsistent or ambiguous mandate from the shareholders, the Proposal may be properly omitted under Rule 14a-8(i)(9).

AT&T has adopted a new Severance Policy (the "Policy") (attached as Exhibit C), which prohibits the payment of compensation to executive officers at termination of employment in excess of 2.99 times salary and bonus. The Policy was adopted subject to shareholder approval, and AT&T intends to submit the Policy to shareholders for approval at the 2014 Annual Meeting. A prior severance policy was originally approved by shareholders in 2007. The Company has strengthened the limits on compensation through adoption of this Policy, and in order to promote good corporate governance, AT&T intends to ask shareholders to once again consider and approve limits on severance compensation.

The Proposal conflicts with the Policy and may be properly omitted under Rule 14a-8(i)(9). The Proposal would permit the pro rata vesting of the awards, regardless of whether the value of the vested awards exceeded the 2.99 times salary and target bonus limit contained in the Policy. The Policy, on the other hand, would limit the vesting of the awards to the 2.99 multiplier, which conflicts with the express language of the Proposal, which permits the company to provide that an "unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination" and has no comparable 2.99 limit. As a result, if both proposals were approved, the company would not know which one to implement and would create inconsistent and ambiguous results.

Rule 14a-8(i)(9) provides that a proposal may be excluded if it directly conflicts with a company proposal that is to be submitted to shareholders at the same meeting. The Staff has consistently concurred with a company's decision to omit a proposal from its proxy statement where the company proposal and the shareholder "present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results." *Croghan Bancshares, Inc.* (Mar. 13, 2002) (company permitted under Rule 14a-8(i)(9) to omit a proposal that would prohibit directors from participating in option plans because the company was submitting a conflicting proposal to approve a compensation plan that would permit the granting of options to directors). *See also First Niagara Financial Group, Inc.* (Mar. 7, 2002) (similar facts and result as in *Croghan Bancshares, Inc.*, except the proponent sought to stop option grants to officers and directors); *Osteotech, Inc.* (Apr. 24, 2000) (a proposal that would prohibit the grant of options to certain officers until the company stock price reached certain levels was determined to have conflicted with a proposal to have the shareholders approve an option plan that provided directors with discretion as to the terms of option grants, and the proposal was properly omitted under Rule 14a-8(i)(9)); and *Mattel, Inc.* (Mar. 4, 1999) (proposal was properly omitted under Rule 14a-8(i)(9) where it called for the discontinuance of bonuses for top management when the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

In interpreting Rule 14a-8(i)(9), the Staff has stated that shareholder proposals do not have to be identical in scope or focus in order for them to be excludable under the rule. Securities Act Release No. 34-40018 (May 21, 1998), fn. 27.[1] The Staff has previously allowed the exclusion of a proposal so long as there is at least some basis for concluding that an affirmative vote on

---

[1] Footnote 27 reads in part: "We believe that the revisions accurately convey our current interpretations of the rule; of course, by revising the rule we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. *See, e.g., SBC Communications Inc.* (Feb. 2, 1996) (shareholder proposal on calculation of non-cash compensation directly conflicted with company's proposal on a stock and incentive plan)."

both the shareholder's and the company's proposal would lead to an inconsistent or ambiguous mandate from shareholders. *See, e.g., AT&T Inc.* (Feb. 23, 2007) (bylaw proposal requiring board to obtain shareholder ratification of any severance agreement with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus target bonus was properly omitted under Rule 14a-8(i)(9) because it conflicted with company proposal seeking approval of a policy that would require prior shareholder approval of certain future severance agreements or employment agreements with severance provisions); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (proposal to amend bylaws to permit shareholders holding 15% of outstanding stock to call special meeting conflicted with company proposal to amend bylaws to provide for a 30% threshold and was properly omitted under Rule 14a-8(9)). Even where a company has not conclusively decided to submit its own proposal, the Staff has concurred in the company's decision to exclude a conflicting proposal in the event that it chooses to include its own proposal in the proxy materials. *See SBC Communications Inc.* (Jan. 15, 1997) and *AT&T Inc.* (Feb. 23, 2007).

As noted above, AT&T intends to submit the AT&T Severance Policy to shareholders for approval at the 2014 Annual Meeting. Although AT&T has substantially implemented the Proposal, the Policy restricts compensation that the Policy permits. If both proposals were approved, the company would not know which one to implement as the mandate from shareholders would be inconsistent and ambiguous. Accordingly, the Proposal may be properly omitted from the 2014 proxy materials under Rule 14a-8(i)(9).

* * *

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enc.
cc: Proponent (via e-mail*** FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Exhibit	Description
A	Proposal with cover letter, dated November 7, 2013
B	Form 8-K, dated December 12, 2013 (includes copy of amended 2011 Incentive Plan)
C	AT&T Severance Policy

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

11-7-13
Date

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273
Paul Wilson <paul.wilson.7@att.com>
General Attorney
Dru Caesar <dc7362@att.com>
Phyllis A. Sieckmann <PS0148@att.com>

[T: Rule 14a-8 Proposal, November 7, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, gave AT&T an F for its Environmental, Social and Governance score. GMI's poor rating for AT&T was driven by data on our board and executive pay, which are the most heavily-weighted subjects for the GMI ratings. GMI said that for several years, CEO pay at AT&T had been high relative to peers, and there were concerns with some aspects of pay policy. For example, the portion of long-term incentive pay that was tied to shareholder return paid out at 100% even if AT&Ts total shareholder return was as low as the 40th percentile relative to its chosen peer group (the S&P100).

Board concerns include the fact that there are 4 directors with over 10 years' tenure, 5 directors who served on at least 3 boards, and one who served on at least four boards. GMI said these facts may raise concerns about director independence and overcommitment. In addition, 4 directors were negatively flagged for their previous services on outside boards which filed for bankruptcy: James Kelly at Dana Corporation, Laura D'Andrea Tyson at Eastman Kodak, Matthew Rose at AMR Corporation and Reuben Anderson at Mississippi Chemical Corporation. All board committees included at least one of these four directors.

GMI said certain aspects of the AT&T board may not be well aligned with sustainable shareholder interests. Multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

November 14, 2013

BY E-MAIL *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter from William Steiner (the "Proponent"), which was submitted on November 7, 2013, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2014 annual meeting of stockholders. The Proponent has indicated that you are the contact person for his proposal.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including November 7, 2013.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the Proponent or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Paul M. Wilson
General Attorney



Post-it® Fax Note 7671	Date 11-22-13	# of pages ▶
To Paul Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 214-746-2273	Fax #	

November 21, 2013

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in * FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc DTC #0188**

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of AT&T Inc Com (T), Ameren Corp Cm (AEE), and Dow Chemical Com (DOW) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Exhibit B

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 12, 2013

AT&T INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	1-8610	43-1301883
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

208 S. Akard St., Dallas, Texas	75202
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (210) 821-4105

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 12, 2013, the Human Resources Committee of the Board of Directors of AT&T Inc. approved amendments to the 2011 Incentive Plan, which, among other things, removed certain provisions relating to the acceleration of awards in connection with a change in control.

The foregoing description of the amended Incentive Plan is qualified in its entirety by reference to the text of the amendment, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	2011 Incentive Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AT&T INC.

Date: December 12, 2013

By: /s/ Ann Effinger Meuleman
Ann Effinger Meuleman
Senior Vice President and Secretary

Exhibit 10.1

AT&T INC.
2011 Incentive Plan
Amended December 12, 2013

Article 1. Establishment and Purpose.

1.1. Establishment of the Plan. AT&T Inc., a Delaware corporation (the "Company" or "AT&T"), hereby establishes an incentive compensation plan (the "Plan"), as set forth in this document.

1.2. Purpose of the Plan. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of the Company's shareowners, and by providing Participants with an incentive for outstanding performance.

1.3. Effective Date of the Plan. The Plan is effective on May 1, 2011.

Article 2. Definitions. Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

(a) "Applicable Law" means the legal requirements relating to the administration of options and share-based or performance-based awards under any applicable laws of the United States, any other country, and any provincial, state, or local subdivision, any applicable stock exchange or automated quotation system rules or regulations, as such laws, rules, regulations and requirements shall be in place from time to time.

(b) "Award" means, individually or collectively, a grant or award under this Plan of Stock Options, Restricted Stock (including unrestricted Stock), Restricted Stock Units, Performance Units, or Performance Shares.

(c) "Award Agreement" means an agreement which may be entered into by each Participant and the Company, setting forth the terms and provisions applicable to Awards granted to Participants under this Plan.

(d) "Board" or "Board of Directors" means the AT&T Board of Directors.

(e) "Cause" means willful and gross misconduct on the part of an Employee that is materially and demonstrably detrimental to the Company or any Subsidiary as determined by the Company in its sole discretion.

(f) "Change in Control" shall be deemed to have occurred if (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareowners of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the total voting power represented by the Company's then outstanding voting securities; or (2) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new Director whose election by the Board of Directors or nomination for election by the Company's shareowners was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (3) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareowners of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "Committee" means the committee or committees of the Board of Directors given authority to administer the Plan as provided in Article 3.

(i) "Director" means any individual who is a member of the AT&T Board of Directors.

(j) "Disability" means, absence of an Employee from work under the relevant Company or Subsidiary long term disability plan.

(k) "Employee" means any employee of the Company or of one of the Company's Subsidiaries. "Employment" means the employment of an Employee by the Company or one of its Subsidiaries. Directors who are not otherwise employed by the Company shall not be considered Employees under this Plan.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor Act thereto.

(m) "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

(n) "Fair Market Value" means the closing price on the New York Stock Exchange ("NYSE") for a Share on the relevant date, or if such date was not a trading day, the next preceding trading date, all as determined by the Company. A trading day is any day that the Shares are traded on the NYSE. In lieu of the foregoing, the Committee may, from time to time, select any other index or measurement to determine the Fair Market Value of Shares under the Plan, including but not limited to an average determined over a period of trading days.

(o) "Insider" means an Employee who is, on the relevant date, an officer, director, or ten percent (10%) beneficial owner of the Company, as those terms are defined under Section 16 of the Exchange Act.

(p) "Officer Level Employee" means a Participant who is an officer level Employee for compensation purposes as indicated on the records of AT&T.

(q) "Option" means an option to purchase Shares from AT&T.

(r) "Participant" means an Employee or former Employee who holds an outstanding Award granted under the Plan.

(s) "Performance Unit" and "Performance Share" each mean an Award granted to an Employee pursuant to Article 8 herein.

(t) "Retirement" or to "Retire" means the Participant's Termination of Employment for any reason other than death, Disability or for Cause, on or after the earlier of the following dates, or as otherwise provided by the Committee: (1) for Officer Level Employees, the date the Participant is at least age fifty-five (55) and has five (5) years of net credited service; or (2) the date the Participant has attained one of the following combinations of age and service, except as otherwise indicated below:

Net Credited Service	Age

10 years or more	65 or older
20 years or more	55 or older
25 years or more	50 or older
30 years or more	Any age

For purposes of this Plan only, Net Credited Service shall be calculated in the same manner as "Pension Eligibility Service" under the AT&T Pension Benefit Plan – Nonbargained Program ("Pension Plan"), as that may be amended from time to time, except that service with an Employer shall be counted as though the Employer were a "Participating Company" under the Pension Plan and the Employee was a participant in the Pension Plan.

(u) "Senior Manager" means a Participant who is a senior manager for compensation purposes as indicated on the records of AT&T.

(v) "Shares" or "Stock" means the shares of common stock of the Company.

(w) "Subsidiary" means any corporation, partnership, venture or other entity in which AT&T holds, directly or indirectly, a fifty percent (50%) or greater ownership interest. The Committee may, at its sole discretion, designate, on such terms and conditions as the Committee shall determine, any other corporation, partnership, limited liability company, venture other entity a Subsidiary for purposes of this Plan.

(x) "Termination of Employment" or a similar reference means the event where the Employee is no longer an Employee of the Company or of any Subsidiary, including but not limited to where the employing company ceases to be a Subsidiary. With respect to any Award that provides "nonqualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code.

Article 3. <u>Administration.</u>

3.1. <u>The Committee</u>. Administration of the Plan shall be as follows:

(a) With respect to Insiders, the Plan and Awards hereunder shall be administered by the Human Resources Committee of the Board or such other committee as may be appointed by the Board for this purpose (each of the Human Resources Committee and such other committee is the "Disinterested Committee"), where each Director on such Disinterested Committee is a "Non-Employee Director," as that term is used in Rule 16b-3 under the Exchange Act (or any successor designation for determining the committee that may administer plans, transactions or awards exempt under Section 16(b) of the Exchange Act), as that rule may be modified from time to time.

(b) With respect to persons who are not Insiders, the Plan and Awards hereunder shall be administered by each of the Disinterested Committee and such other committee, if any, to which the Board may delegate such authority (such other Committee shall be the "Non-Insider Committee"), and each such Committee shall have full authority to administer the Plan and all Awards hereunder, except as otherwise provided herein or by the Board. The Disinterested Committee may, from time to time, limit the authority of the Non-Insider Committee in any way. Any Committee may be replaced by the Board at any time.

(c) Except as otherwise indicated from the context, references to the "Committee" in this Plan shall be to either of the Disinterested Committee or the Non-Insider Committee.

3.2. Authority of the Committee. The Committee shall have complete control over the administration of the Plan and shall have the authority in its sole discretion to (a) exercise all of the powers granted to it under the Plan, (b) construe, interpret and implement the Plan, grant terms and grant notices, and all Award Agreements, (c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (d) make all determinations necessary or advisable in administering the Plan, (e) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (f) amend the Plan to reflect changes in applicable law (whether or not the rights of the holder of any Award are adversely affected, unless otherwise provided by the Committee), (g) grant Awards and determine who shall receive Awards, when such Awards shall be granted and the terms and conditions of such Awards, including, but not limited to, conditioning the exercise, vesting, payout or other term of condition of an Award on the achievement of Performance Goals (defined below), (h) unless otherwise provided by the Committee, amend any outstanding Award in any respect, not materially adverse to the Participant, including, without limitation, to (1) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised (and, in connection with such acceleration, the Committee may provide that any Shares acquired pursuant to such Award shall be Restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant's underlying Award), (2) accelerate the time or times at which shares of Common Stock are delivered under the Award (and, without limitation on the Committee's rights, in connection with such acceleration, the Committee may provide that any shares of Common Stock delivered pursuant to such Award shall be Restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee's underlying Award), or (3) waive or amend any goals, restrictions or conditions applicable to such Award, or impose new goals, restrictions and determine at any time whether, to what extent and under what circumstances and method or methods (1) Awards may be (A) settled in cash, shares of Stock, other securities, other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Participant's Award), (B) exercised or (C) canceled, forfeited or suspended, (2) Shares, other securities, cash, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Participant or of the Committee, or (3) Awards may be settled by the Company or any of its Subsidiaries or any of its or their designees.

No Award may be made under the Plan after April 30, 2021.

References to determinations or other actions by AT&T or the Company, herein, shall mean actions authorized by the Committee, the Chairman of the Board of AT&T, the Senior Executive Vice President of AT&T in charge of Human Resources or their respective successors or duly authorized delegates, in each case in the discretion of such person, provided, however, only the Disinterested Committee may take action with respect to Insiders with regard to granting or determining the terms of Awards or other matters that would require the Disinterested Committee to act in order to comply with Rule 16b-3 promulgated under the Exchange Act.

All determinations and decisions made by AT&T pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive, and binding on all persons, including but not limited to the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

Article 4. Shares Subject to the Plan.

4.1. Number of Shares. Subject to adjustment as provided in Section 4.3 herein, the number of Shares available for issuance under the Plan shall not exceed ninety (90) million Shares. The Shares granted under this Plan may be either authorized but unissued or reacquired Shares. The Disinterested Committee shall have full discretion to determine the manner in which Shares available for grant are counted in this Plan.

4.2. Share Accounting. Without limiting the discretion of the Committee under this section, unless otherwise provided by the Disinterested Committee, the following rules will apply for purposes of the determination of the number of Shares available for grant under the Plan or compliance with the foregoing limits:

(a) If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture are forfeited under the terms of the Plan or the relevant Award, the Shares allocable to the terminated portion of such Award or such forfeited Shares shall again be available for issuance under the Plan.

(b) Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash, other than an Option.

(c) If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of Shares owned by the Participant, or an Option is settled without the payment of the exercise price, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised.

4.3. Adjustments in Authorized Plan Shares and Outstanding Awards. In the event of any merger, reorganization, consolidation, recapitalization, separation, split-up, liquidation, Share combination, Stock split, Stock dividend, or other change in the corporate structure of the Company affecting the Shares, an adjustment shall be made in the number and class of Shares which may be delivered under the Plan (including but not limited to individual limits), and in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, and/or the number of outstanding Options, Shares of Restricted Stock, and Performance Shares (and Performance Units and other Awards whose value is based on a number of Shares) constituting outstanding Awards, as may be determined to be appropriate and equitable by the Disinterested Committee, in its sole discretion, to prevent dilution or enlargement of rights.

Article 5. Eligibility and Participation.

5.1. Eligibility. All management Employees are eligible to receive Awards under this Plan.

5.2. Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Employee is entitled to receive an Award unless selected by the Committee.

Article 6. Stock Options.

6.1. Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to eligible Employees at any time and from time to time, and under such terms and conditions, as shall be determined by the Committee. In addition, the Committee may, from time to time, provide for the payment of dividend equivalents on Options, prospectively and/or retroactively, on such terms and conditions as the Committee may require. The Committee shall have discretion in determining the number of Shares subject to Options granted to each Employee; provided, however, that no single Employee may receive Options under this Plan for more than one percent (1%) of the Shares approved for issuance under this Plan during any calendar year. The Committee may not grant Incentive Stock Options, as described in Section 422 of the Code, under this Plan.

6.2. Form of Issuance. Each Option grant may be issued in the form of an Award Agreement and/or may be recorded on the books and records of the Company for the account of the Participant. If an Option is not issued in the form of an Award Agreement, then the Option shall be deemed granted as determined by the Committee. The terms and conditions of an Option shall be set forth in the Award Agreement, in the notice of the issuance of the grant, or in such other documents as the Committee shall determine. Such terms and conditions shall include the Exercise Price, the duration of the Option, the number of Shares to which an Option pertains (unless otherwise provided by the Committee, each Option may be exercised to purchase one Share), and such other provisions as the Committee shall determine.

6.3. Exercise Price. Unless a greater Exercise Price is determined by the Committee, the Exercise Price for each Option Awarded under this Plan shall be equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. Subject to adjustment as provided in Section 4.3 herein or as otherwise provided herein, the terms of an Option may not be amended to reduce the exercise price nor may Options be cancelled or exchanged for cash, other awards or Options with an exercise price that is less than the exercise price of the original Options .

6.4. Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant (which duration may be extended by the Committee); provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant. In the event the Committee does not specify the expiration date of an Option, then such Option will expire on the tenth (10th) anniversary date of its grant, except as otherwise provided herein.

6.5. Vesting of Options. A grant of Options shall vest at such times and under such terms and conditions as determined by the Committee; provided, however, unless another vesting period is provided by the Committee at or before the grant of an Option, one-third of the Options will vest on each of the first three anniversaries of the grant; if one Option remains after equally dividing the grant by three, it will vest on the first anniversary of the grant, if two Options remain, then one will vest on each of the first two anniversaries. The Committee shall have the right to accelerate the vesting of any Option; however, the Chairman of the Board or the Senior Executive Vice President-Human Resources, or their respective successors, or such other persons designated by the Committee, shall have the authority to accelerate the vesting of Options for any Participant who is not an Insider.

6.6. Exercise of Options. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant. Exercises of Options may be effected only on days and during the hours that the New York Stock Exchange is open for regular trading. The Company may change or limit the times or days Options may be exercised. If an Option expires on a day or at a time when exercises are not permitted, then the Options may be exercised no later than the immediately preceding date and time that the Options were exercisable.

An Option shall be exercised by providing notice to the designated agent selected by the Company (if no such agent has been designated, then to the Company), in the manner and form determined by the Company, which notice shall be irrevocable, setting forth the exact number of Shares with respect to which the Option is being exercised and including with such notice payment of the Exercise Price, as applicable. When an Option has been transferred, the Company or its designated agent may require appropriate documentation that the person or persons exercising the Option, if other than the Participant, has the right to exercise the Option. No Option may be exercised with respect to a fraction of a Share.

6.7. Payment. Unless otherwise determined by the Committee, the Exercise Price shall be paid in full at the time of exercise. No Shares shall be issued or transferred until full payment has been received or the next business day thereafter, as determined by AT&T.

The Committee may, from time to time, determine or modify the method or methods of exercising Options or the manner in which the Exercise Price is to be paid. Unless otherwise provided by the Committee in full or in part:

(a) Payment may be made in cash.

(b) Payment may be made by delivery of Shares owned by the Participant in partial (if in partial payment, then together with cash) or full payment.

(c) If the Company has designated a stockbroker to act as the Company's agent to process Option exercises, an Option may be exercised by issuing an exercise notice together with instructions to such stockbroker irrevocably instructing the stockbroker: (A) to immediately sell (which shall include an exercise notice that becomes effective upon execution of a sale order) a sufficient portion of the Shares to be received from the Option exercise to pay the Exercise Price of the Options being exercised and the required tax withholding, and (B) to deliver on the settlement date the portion of the proceeds of the sale equal to the Exercise Price and tax withholding to the Company. In the event the stockbroker sells any Shares on behalf of a Participant, the stockbroker shall be acting solely as the agent of the Participant, and the Company disclaims any responsibility for the actions of the stockbroker in making any such sales. No Shares shall be issued until the settlement date and until the proceeds (equal to the Exercise Price and tax withholding) are paid to the Company.

(d) At any time, the Committee may, in addition to or in lieu of the foregoing, provide that an Option may be "stock settled," which shall mean upon exercise of an Option, the Company may fully satisfy its obligation under the Option by delivering that number of shares of Stock found by taking the difference between (a) the FMV of the Stock on the exercise date, multiplied by the number of Options being exercised and (b) the total Exercise Price of the Options being exercised, and dividing such difference by the FMV of the Stock on the exercise date.

If payment is made by the delivery of Shares, the value of the Shares delivered shall be equal to the then most recent Fair Market Value of the Shares established before the exercise of the Option.

Restricted Stock may not be used to pay the Exercise Price.

6.8. Termination of Employment. Unless otherwise provided by the Committee, the following limitations on exercise of Options shall apply upon Termination of Employment:

(a) Termination by Death or Disability. In the event of the Participant's Termination of Employment by reason of death or Disability, all outstanding Options granted to that Participant shall immediately vest as of the date of Termination of Employment and may be exercised, if at all, no more than five (5) years from the date of the Termination of Employment, unless the Options, by their terms, expire earlier.

(b) Termination for Cause. In the event of the Participant's Termination of Employment by the Company for Cause, all outstanding Options held by the Participant shall immediately be forfeited to the Company and no additional exercise period shall be allowed, regardless of the vested status of the Options.

(c) Retirement or Other Termination of Employment. In the event of the Participant's Termination of Employment for any reason other than the reasons set forth in (a) or (b), above:

(i) If upon the Participant's Termination of Employment, the Participant is eligible to Retire, then all outstanding unvested Options granted to that Participant shall immediately vest as of the date of the Participant's Termination of Employment;

(ii) All outstanding Options which are vested as of the effective date of Termination of Employment may be exercised, if at all, no more than five (5) years from the date of Termination of Employment if the Participant is eligible to Retire, or three (3) months from the date of the Termination of Employment if the Participant is not eligible to Retire, as the case may be, unless in either case the Options, by their terms, expire earlier; and

(iii) In the event of the death of the Participant after Termination of Employment, this paragraph (c) shall still apply and not paragraph (a), above.

(d) Options not Vested at Termination. Except as provided in paragraphs (a) and (c)(i), above, all Options held by the Participant which are not vested on or before the effective date of Termination of Employment shall immediately be forfeited to the Company (and the Shares subject to such forfeited Options shall once again become available for issuance under the Plan).

(e) Other Terms and Conditions. Notwithstanding the foregoing, the Committee may, in its sole discretion, establish different, or waive, terms and conditions pertaining to the effect of Termination of Employment on Options, whether or not the Options are outstanding, but no such modification shall shorten the terms of Options issued prior to such modification or otherwise be materially adverse to the Participant.

6.9. Restrictions on Exercise and Transfer of Options. Unless otherwise provided by the Committee:

(a) During the Participant's lifetime, the Participant's Options shall be exercisable only by the Participant or by the Participant's guardian or legal representative. After the death of the Participant, except as otherwise provided by AT&T's Rules for Employee Beneficiary Designations, an Option shall only be exercised by the holder thereof (including, but not limited to, an executor or administrator of a decedent's estate) or his or her guardian or legal representative.

(b) No Option shall be transferable except: (i) in the case of the Participant, only upon the Participant's death and in accordance with the AT&T Rules for Employee Beneficiary Designations; and (ii) in the case of any holder after the Participant's death, only by will or by the laws of descent and distribution.

Article 7. Restricted Stock.

7.1. Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to eligible Employees in such amounts and upon such terms and conditions as the Committee shall determine. In addition to any other terms and conditions imposed by the Committee, vesting of Restricted Stock may be conditioned upon the achievement of Performance Goals in the same manner as provided in Section 8.4, herein, with respect to Performance Shares. No Employee may be awarded, in any calendar year, a number of Shares in the form of Restricted Stock (or Restricted Stock Units) exceeding one percent (1%) of the Shares approved for issuance under this Plan.

7.2. Restricted Stock Agreement. The Committee may require, as a condition to receiving a Restricted Stock Award, that the Participant enter into a Restricted Stock Award Agreement, setting forth the terms and conditions of the Award. In lieu of a Restricted Stock Award Agreement, the Committee may provide the terms and conditions of an Award in a notice to the Participant of the Award, on the Stock certificate representing the Restricted Stock, in the resolution approving the Award, or in such other manner as it deems appropriate.

7.3. Transferability. Except as otherwise provided in this Article 7, and subject to any additional terms in the grant thereof, Shares of Restricted Stock granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until fully vested.

7.4. Restrictions. The Restricted Stock shall be subject to such vesting terms, including the achievement of Performance Goals (as described in Section 8.4), as may be determined by the Committee. Unless otherwise provided by the Committee, to the extent Restricted Stock is subject to any condition to vesting, if such condition or conditions are not satisfied by the time the period for achieving such condition has expired, such Restricted Stock shall be forfeited. The Committee may impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including but not limited to a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock and/or restrictions under applicable Federal or state securities laws; and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions. The Committee may also grant Restricted Stock without any terms or conditions in the form of vested Stock Awards.

The Company shall also have the right to retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as the Shares are fully vested and all conditions and/or restrictions applicable to such Shares have been satisfied.

7.5. Removal of Restrictions. Except as otherwise provided in this Article 7 or otherwise provided in the grant thereof, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after completion of all conditions to vesting, if any. However, the Committee, in its sole discretion, shall have the right to immediately vest the shares and waive all or part of the restrictions and conditions with regard to all or part of the Shares held by any Participant at any time.

7.6. Voting Rights, Dividends and Other Distributions. Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights and shall receive all dividends and distributions paid with respect to such Shares. The Committee may require that dividends and other distributions, other than regular cash dividends, paid to Participants with respect to Shares of Restricted Stock be subject to the same restrictions and conditions as the Shares of Restricted Stock with respect to which they were paid. If any such dividends or distributions are paid in Shares, the Shares shall automatically be subject to the same restrictions and conditions as the Shares of Restricted Stock with respect to which they were paid.

7.7. Termination of Employment Due to Death or Disability. In the event of the Participant's Termination of Employment by reason of death or Disability, all restrictions imposed on outstanding Shares of Restricted Stock held by the Participant shall immediately lapse and the Restricted Stock shall immediately become fully vested as of the date of Termination of Employment.

7.8. Termination of Employment for Other Reasons. Unless otherwise provided by the Committee, in the event of the Participant's Termination of Employment for any reason other than those specifically set forth in

Section 7.7 herein, all Shares of Restricted Stock held by the Participant which are not vested as of the effective date of Termination of Employment immediately shall be forfeited and returned to the Company.

7.9. Restricted Stock Units. In lieu of or in addition to Restricted Stock, the Committee may grant Restricted Stock Units under such terms and conditions as shall be determined by the Committee. Restricted Stock Units shall be subject to the same terms and conditions under this Plan as Restricted Stock except as otherwise provided in this Plan or as otherwise provided by the Committee. Except as otherwise provided by the Committee, the award shall be settled and pay out promptly upon vesting (to the extent permitted by Section 409A of the Code), and the Participant holding such Restricted Stock Units shall receive, as determined by the Committee, Shares (or cash equal to the Fair Market Value of the number of Shares as of the date the award becomes payable) equal to the number of such Restricted Stock Units. Restricted Stock Units shall not be transferable, shall have no voting rights, and shall not receive dividends, but shall, unless otherwise provided by the Committee, receive dividend equivalents at the time and at the same rate as dividends are paid on Shares with the same record and pay dates. Upon a Participant's Termination of Employment due to Death or Disability, his or her Restricted Stock Units will vest, and in the case of Death, will pay out promptly, and in the case of Disability, will only pay out in accordance with the terms of the grant (without regard to the Termination due to Disability). If the Participant dies after Termination of Employment, vested Restricted Stock Units will be promptly paid out.

Article 8. Performance Units and Performance Shares.

8.1. Grants of Performance Units and Performance Shares. Subject to the terms of the Plan, Performance Shares and Performance Units may be granted to eligible Employees at any time and from time to time, as determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Units and/or Performance Shares Awarded to each Participant and the terms and conditions of each such Award.

8.2. Value of Performance Shares and Units.

(a) A Performance Share is equivalent in value to a Share. In any calendar year, no individual may be awarded Performance Shares having a potential payout of Shares exceeding one percent (1%) of the Shares approved for issuance under this Plan.

(b) A Performance Unit shall be equal in value to a fixed dollar amount determined by the Committee. In any calendar year, no individual may be Awarded Performance Units having a potential payout equivalent exceeding the Fair Market Value, as of the date of granting the Award, of one percent (1%) of the Shares approved for issuance under this Plan. The number of Shares equivalent to the potential payout of a Performance Unit shall be determined by dividing the maximum cash payout of the Award by the Fair Market Value per Share on the effective date of the grant. The Committee may denominate a Performance Unit Award in dollars instead of Performance Units. A Performance Unit Award may be referred to as a "Key Executive Officer Short Term Award."

8.3. Performance Period. The Performance Period for Performance Shares and Performance Units is the period over which the Performance Goals are measured. The Performance Period is set by the Committee for each Award; however, in no event shall an Award have a Performance Period of less than one year.

8.4. Performance Goals. For each Award of Performance Shares or Performance Units, the Committee shall establish (and may establish for other Awards) performance objectives ("Performance Goals") for the Company, its Subsidiaries, and/or divisions of any of foregoing, using the Performance Criteria and other factors set forth in (a) and (b), below. It may also use other criteria or factors in establishing Performance Goals in addition to or in lieu of the foregoing. A Performance Goal may be stated as an absolute value or as a value determined relative to an index, budget, prior period, similar measures of a peer group of other companies or other standard selected by the Committee. Performance Goals shall include payout tables, formulas or other standards to be used in determining the extent to which the Performance Goals are met, and, if met, the number of Performance Shares and/or Performance Units which would be converted into Stock and/or cash (or the rate of such conversion) and distributed to Participants in accordance with Section 8.6. Unless previously canceled or reduced, Performance Shares and Performance Units which may not be converted because of failure in whole or in part to satisfy the relevant Performance Goals or for any other reason shall be canceled at the time they would otherwise be distributable. When the Committee desires an Award of Performance Shares, Performance Units, Restricted Stock or Restricted Stock Units to qualify under Section 162(m) of the Code, as amended, the Committee shall establish or modify the Performance Goals for the respective Award prior to or within 90 days of the beginning of the Performance Period relating to such Performance Goal, and not later than after twenty-five percent (25%) of such period has elapsed. For all other Awards, the Performance Goals must be established before the end of the respective Performance Period.

(a) The Performance Criteria which the Committee is authorized to use, in its sole discretion, are any of the following criteria or any combination thereof, including but not limited to the offset against each other of any combination of the following criteria:

(1) Financial performance of the Company (on a consolidated basis), of one or more of its Subsidiaries, and/or a division of any of the foregoing. Such financial performance may be based on net income, Value Added (after- tax cash operating profit less depreciation and less a capital charge), EBITDA (earnings before interest, taxes, depreciation and amortization), revenues, sales, expenses, costs, gross margin, operating margin, profit margin, pre-tax profit, market share, volumes of a particular product or service or category thereof, including but not limited to the product's life cycle (for example, products introduced in the last two years), number of customers or subscribers, number of items in service, including but not limited to every category of access or other telecommunication or television lines, return on net assets, return on assets, return on capital, return on invested capital, cash flow, free cash flow, operating cash flow, operating revenues, operating expenses, and/or operating income.

(2) Service performance of the Company (on a consolidated basis), of one or more of its Subsidiaries, and/or of a division of any of the foregoing. Such service performance may be based upon measured customer perceptions of service quality. Employee satisfaction, employee retention, product development, completion of a joint venture or other corporate transaction, completion of an identified special project, and effectiveness of management.

(3) The Company's Stock price, return on stockholders' equity, total stockholder return (Stock price appreciation plus dividends, assuming the reinvestment of dividends), and/or earnings per Share.

(4) Impacts of acquisitions, dispositions, or restructurings, on any of the foregoing.

(b) If the matters in a specific category below have a collective net impact (whether positive or negative) on net income, after taxes and available and collectible insurance, that exceed $500 million in a calendar year, then such matters (as well as any related effects on cash flow, if applicable) shall be excluded in determining whether or the extent to which the relevant Performance Goals applicable to such year are met:

Categories:
(1) changes in accounting principles;
(2) extraordinary items;
(3) changes in Federal tax law;

(4) changes in the tax laws of the states;
(5) expenses caused by natural disasters, including but not limited to floods, hurricanes, and earthquakes;
(6) expenses resulting from intentionally caused damage to property of the Company or its Subsidiaries taken as a whole;
(7) non-cash accounting write-downs of goodwill and other intangible assets.

In addition, where matters in a specific category have a collective net impact (whether positive or negative) on net income, after taxes and available and collectible insurance, that exceed $200 million but not $500 million in a calendar year, then such matters (as well as any related effects on cash flow, if applicable) shall also be excluded in determining the achievement of the relevant Performance Goals but only if the combined net effect of matters in all such categories (exceeding $200 million but not $500 million) exceeds $500 million.

Gains and losses related to the assets and liabilities from pension plans and other post retirement benefit plans (and any associated tax effects) shall be disregarded in determining whether or the extent to which a Performance Goal has been met.

Unless otherwise provided by the Committee at any time, no such adjustment shall be made for a current or former executive officer to the extent such adjustment would cause an Award to fail to satisfy the performance based exemption of Section 162(m) of the Code.

8.5. Dividend Equivalents on Performance Shares. Unless otherwise provided by the Committee, a cash payment ("Dividend Equivalent") in an amount equal to the dividend payable on one Share shall be made to a Participant for each Performance Share held by such Participant on the record date for the dividend. Such Dividend Equivalent, if any, will be payable at the time the relevant AT&T common stock dividend is payable or at such other time as determined by the Committee, and may be modified or terminated by the Committee at any time. Notwithstanding the foregoing, unless otherwise provided by the Committee, Dividend Equivalents paid with respect to Performance Shares granted to an Officer Level Employee shall only be paid on the number of Performance Shares actually distributed and such payment shall be made when the related Performance Shares are distributed.

8.6. Form and Timing of Payment of Performance Units and Performance Shares. As soon as practicable after the applicable Performance Period has ended and all other conditions (other than Committee actions) to conversion and distribution of a Performance Share and/or Performance Unit Award have been satisfied (or, if applicable, at such other time determined by the Committee at or before the establishment of the Performance Goal), the Committee shall determine whether and the extent to which the Performance Goals were met for the applicable Performance Units and Performance Shares. If Performance Goals have been met, then the number of Performance Units and Performance Shares to be converted into Stock and/or cash and distributed to the Participants shall be determined in accordance with the Performance Goals for such Awards, subject to any limits imposed by the Committee. Payment of Performance Units and Performance Shares shall be made in a single lump sum, as soon as reasonably administratively possible following the determination of the number of Shares or amount of cash to which the Participant is entitled but not later than the 15th day of the third month following the end of the applicable Performance Period. Performance Units will be distributed to Participants in the form of cash. Performance Shares will be distributed to Participants in the form of fifty percent (50%) Stock and fifty percent (50%) Cash, or at the Participant's election, one hundred percent (100%) Stock or one hundred percent (100%) Cash. In the event the Participant is no longer an Employee at the time of the distribution, then the distribution shall be one hundred (100%) in cash, provided the Participant may elect to take fifty percent (50%) or one hundred percent (100%) in Stock. At any time prior to the distribution of the Performance Shares and/or Performance Units, unless otherwise provided by the Committee or prohibited by this Plan (such as in the case of a Change in Control), the Committee shall have the authority to reduce or eliminate the number of Performance Units or Performance Shares to be converted and distributed, or to cancel any part or all of a grant or award of Performance Units or Performance Shares, or to mandate the form in which the Award shall be paid (i.e., in cash, in Stock or both, in any proportions determined by the Committee). Not withstanding anything to the contrary in this Plan, after a Change in Control, the payout of Performance Units and Performance Shares shall be determined exclusively by the attainment of the Performance Goals in effect prior to the Change in Control, and such Performance Goals may not be modified after such Change in Control. In addition, after a Change in Control, other than an adjustment to the awards based on the extent to which the Performance Goals were achieved, AT&T shall not reduce or eliminate the number of Performance Units or Performance Shares or cancel any part or all of a grant or award of Performance Units or Performance Shares.

Unless otherwise provided by the Committee, any election to take a greater amount of cash or Stock with respect to Performance Shares must be made in the calendar year prior to the calendar year in which the Performance Shares are distributed.

For the purpose of converting Performance Shares into cash and distributing the same to the holders thereof (or for determining the amount of cash to be deferred), the value of a Performance Share shall be the Fair Market Value of a Share on the date the Committee authorizes the payout of Awards. Performance Shares to be distributed in the form of Stock will be converted at the rate of one (1) Share per Performance Share.

8.7. Termination of Employment Due to Death. In the event of the Participant's Termination of Employment by reason of death during a Performance Period, the Participant shall receive a lump sum payout of the related outstanding Performance Units and Performance Shares calculated as if all unfinished Performance Periods had ended with one hundred percent (100%) of the Performance Goals achieved, valued as of the first business day of the calendar year following the date of Termination of Employment and payable as soon thereafter as reasonably possible but not later than the 15th day of the third month after the end of the calendar year in which such death occurred. Where the amount or part of Dividend Equivalents is determined by the number of Performance Shares that are paid out or is otherwise determined by a performance measure, and the related Performance Period for the Dividend Equivalents was not completed at death, then the Dividend Equivalents will be calculated as though one hundred percent (100%) of the goals were achieved and paid as soon as reasonably possible.

8.8. Termination of Employment for Other than Death or Disability. Unless the Committee determines otherwise at any time, in the event of the Participant's Termination of Employment during the Performance Period for a reason other than due to death or Disability (and other than for Cause), then upon such Termination, the amount of the Participant's Performance Units and number of Performance Shares shall be adjusted; the revised Awards shall be determined by multiplying the amount of the Performance Units and the number of Performance Shares, as applicable, by the number of months the Participant worked at least one day during the respective Performance Period divided by the number of months in the Performance Period, to be paid, if at all, at the same time and under the same terms that such outstanding Performance Units or Performance Shares would otherwise be paid; provided, however, if the Participant is not Retirement eligible and Terminates Employment voluntarily during the Performance Period for a grant of Performance Units or Performance Shares, then such Award shall be cancelled upon such Termination. A Termination shall be deemed to be voluntary if it is recorded as such on the records of the Company, as determined by the Company in its sole discretion.

8.9. Termination of Employment for Cause. In the event of the Termination of Employment of a Participant by the Company for Cause, all Performance

Units and Performance Shares shall be forfeited by the Participant to the Company.

8.10. Nontransferability. Performance Units and Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than in accordance with the AT&T Rules for Employee Beneficiary Designations.

Article 9. Beneficiary Designation. In the event of the death of a Participant, distributions or Awards under this Plan, other than Restricted Stock, shall pass in accordance with the AT&T Rules for Employee Beneficiary Designations, as the same may be amended from time to time. A Participant's most recent Beneficiary Designation that is applicable to awards under the 1996 Stock and Incentive Plan, the 2001 Incentive Plan, or the 2006 Incentive Plan will also apply to distributions or awards under this Plan unless and until the Participant provides to the contrary in accordance with the procedures set forth in such Rules.

Article 10. Employee Matters.

10.1. Employment Not Guaranteed. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's Employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or one of its Subsidiaries.

10.2. Participation. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

10.3. Loyalty Conditions and Enforcement. This section relates solely to Awards granted to a Participant who is an Officer Level Employee or a Senior Manager as of the date the Award is made.

(a) Each Award under the Plan is intended to closely align the Participant's long-term interests with those of the Company and its shareholders, and the conditions set forth in subsections (b) or (d) hereof (collectively, the "Loyalty Conditions") are intended to protect the Company's critical need for each Participant's loyalty to the Company and its shareholders. If any Participant does not comply with a Loyalty Condition, either during employment or within the periods described below following Termination of Employment for any reason, then the Participant is acting contrary to the long-term interests of the Company, and there will be a failure of the consideration on which the Participant received any Award or Awards pursuant to the Plan. Accordingly, unless otherwise provided in the Award, as a condition of such Award, the

Participant is deemed to agree that he shall not, without obtaining the written consent of AT&T in advance, violate the Loyalty Provisions of this Section 10.3. Unless otherwise expressly provided in an Award Agreement, if the Participant violates a Loyalty Condition, then the Company may terminate any outstanding, unexercised, unexpired, unpaid, or deferred Awards ("Award Termination"), rescind any exercise, payment or delivery pursuant to any Award or Awards ("Rescission"), or recapture any cash or Shares (whether restricted or unrestricted) issued pursuant to any Award or Awards, or proceeds from the Participant's sale of such Shares ("Recapture").

(b) During the Participant's employment with the Company and any of its Subsidiaries and for a period of two years after a Termination of Employment for any reason, a Participant shall not, without the Company's prior written authorization, (i) disclose to anyone outside the Company or use, other than in the Company's business, any Confidential Information, or (ii) disclose any trade secrets of the Company, as that term is defined under Applicable Law, for as long as such information is not generally known to the Company's competitors through no fault or negligence of the Participant.

"Confidential Information" means all information belonging to, or otherwise relating to the business of the Company, which is not generally known, regardless of the manner in which it is stored or conveyed to Participant, and which the Company has taken reasonable measures under the circumstances to protect from unauthorized use or disclosure. Confidential Information includes trade secrets as well as other proprietary knowledge, information, know-how, and non-public intellectual property rights, including unpublished or pending patent applications and all related patent rights, formulae, processes, discoveries, improvements, ideas, conceptions, compilations of data, and data, whether or not patentable or copyrightable and whether or not it has been conceived, originated, discovered, or developed in whole or in part by Participant. For example, Confidential Information includes, but is not limited to, information concerning the Company's business plans, budgets, operations, products, strategies, marketing, sales, inventions, designs, costs, legal strategies, finances, employees, customers, prospective customers, licensees, or licensors; information received from third parties under confidential conditions; or other valuable financial, commercial, business, technical or marketing information concerning the Company, or any of the products or services made, developed or sold by the Company. Confidential Information does not include information that (i) was generally known to the public at the time of disclosure; (ii) was lawfully received by Participant from a third party; (iii) was known to Participant prior to receipt from the Company; or (iv) was independently developed by Participant or independent third parties; in each of the foregoing circumstances, this exception applies only if such public knowledge or possession by an independent third party was without breach by Participant or any third party of any obligation of confidentiality or non-use, including but not limited to the obligations and restrictions set forth in this Agreement.

(c) Coincidentally with the exercise, receipt of payment, or delivery of cash or Shares pursuant to an Award, the Company may require that the Participant shall give a certification to the Company in writing if the Participant is not for any reason in full compliance with the terms and conditions of the Plan, including its Loyalty Conditions. If a Termination of Employment has occurred for any reason, the Participant's certification shall state the name and address of the Participant's then-current employer or any entity for which the Participant performs business services and the Participant's title, and shall identify any organization or business in which the Participant owns an equity interest of greater than five percent.

(d) If the Company determines, in its sole and absolute discretion, that (i) a Participant has violated any of the Loyalty Conditions, or (ii) during his or her employment by the Company or any of its Subsidiaries, or within two years after the Termination of Employment for any reason, a Participant has engaged in any of the following conduct:

(i) owned, operated or controlled, or participated in the ownership, operation or control of, any business enterprise (including, without limitation, any corporation, partnership, proprietorship or other venture) that competes with the Company in the Restricted Business (defined below) anywhere in the Restricted Territory (defined below);

(ii) become employed as an officer or executive by any business enterprise (including, without limitation, any corporation, partnership, proprietorship or other venture) that competes with the Company in the Restricted Business anywhere in the Restricted Territory, if such employment or engagement requires Participant to compete against the Company in the Restricted Business;

(iii) solicited any nonclerical employee of the Company with whom the Participant had Contact during his or her employment to terminate employment with the Company; or

(iv) committed any breach of Participant's fiduciary duty or the duty of loyalty, as determined by Applicable Law,

then the Committee may, in its sole and absolute discretion, impose an Award Termination, Rescission, and/or Recapture with respect to any or all of the Participant's Awards, including any Shares or cash associated therewith, or any proceeds thereof. For purposes of this Agreement, the term "Restricted Business" means the business of providing communications or connectivity services, including both wireless and wire-lined telephone, messaging, Internet, data, and related services; the term "Restricted Territory" shall mean the state in which the Participant maintained his or her principal office with the Company on the date the Award was granted; and the term "Contact" means interaction between the Participant and the nonclerical employee during performance of Participant's job responsibilities on behalf of the Company.

(e) Within ten days after receiving notice from the Company of any such activity described in subsection (d) above, the Participant shall deliver to the Company the cash or Shares acquired pursuant to any and all Awards, or, if Participant has sold the Shares, the gain realized, or payment received as a result of the rescinded exercise, payment, or delivery; provided, that if the Participant returns Shares that the Participant purchased pursuant to the exercise of an Option (or the gains realized from the sale of such Shares), the Company shall promptly refund the exercise price, without earnings or interest, that the Participant paid for the Shares. Any payment by the Participant to the Company pursuant to this Section shall be made either in cash or by returning to the Company the number of Shares that the Participant received in connection with the rescinded exercise, payment, or delivery. It shall not be a basis for Award Termination, Rescission or Recapture if, after a Termination of Employment, the Participant purchases, as an investment or otherwise, stock or other securities of an organization engaged in the Restricted Business, so long as (i) such stock or other securities are listed upon a recognized securities exchange or traded over the counter, and (ii) such investment does not represent more than a ten percent (10%) equity interest in the organization or business.

(f) Notwithstanding the foregoing provisions of this Section, the Company has sole and absolute discretion not to require Award Termination, Rescission and/or Recapture, and its determination not to require Award Termination, Rescission and/or Recapture with respect to any particular act by a particular Participant or Award shall not in any way reduce or eliminate the Company's authority to require Award Termination, Rescission and/or Recapture with respect to any other act or Participant or Award.

Nothing in this Section shall be construed to impose obligations on the Participant to refrain from engaging in lawful competition with the Company after the Participant's Termination of Employment that does not violate subsections (b) or (d) of this Section, other than any obligations that are part of any separate agreement between the Company and the Participant or that arise under Applicable Law.

(g) All administrative and discretionary authority given to the Company under this Section shall be exercised by the most senior human resources executive of the Company or such other person or committee (including without limitation the Committee) as the Committee may designate from time to time.

(h) If any provision within this Section is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by Applicable Law, and shall automatically be deemed amended in a manner consistent with its objectives and any limitations required under Applicable Law.

10.4. Reimbursement of Company for Unearned or Ill-gotten Gains. Unless otherwise specifically provided in an Award Agreement, and to the extent permitted by Applicable Law, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Committee may, without obtaining the approval or consent of the Company's shareholders or of any Participant, require that any Participant who personally engaged in one of more acts of fraud or misconduct that have caused or partially caused the need for such restatement or any current or former chief executive officer, chief financial officer, or executive officer, regardless of their conduct, to reimburse the Company for all or any portion of any Awards granted or settled under this Plan (with each such case being a "Reimbursement"), or the Committee may require the Termination or Rescission of, or the Recapture associated with, any Award, in excess of the amount the Participant would have received under the accounting restatement.

Article 11. Reserved.

Article 12. Amendment, Modification, and Termination.

12.1. Amendment, Modification, and Termination. The Board or the Disinterested Committee may at any time and from time to time, alter or amend the Plan or any Award in whole or in part or suspend or terminate the Plan in whole or in part.

12.2. Awards Previously Granted. No termination, amendment, or modification of the Plan or any Award (other than Performance Shares or Performance Units) shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award; provided, however, that any such modification made for the purpose of complying with Section 409A of the Code may be made by the Company without the consent of any Participant.

12.3. Delay in Payment. To the extent required in order to avoid the imposition of any interest and/or additional tax under Section 409A(a)(1)(B) of the Code, any amount that is considered deferred compensation under the Plan or Agreement and that is required to be postponed pursuant to Section 409A of the Code, following the a Participant's Termination of Employment shall be delayed for six months if a Participant is deemed to be a "specified employee" as defined in Section 409A(a)(2)(i)(B) of the Code; provided that, if the Participant dies during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A shall be paid to the executor or administrator of the decedent's estate within 60 days following the date of his death. A "Specified Employee" means any Participant who is a "key employee" (as defined in Code Section 416(i) without regard to paragraph (5) thereof), as determined by AT&T in accordance with its uniform policy with respect to all arrangements subject to Code Section 409A, based upon the twelve (12) month period ending on each December 31st (such twelve (12) month period is referred to below as the "identification period"). All Participants who are determined to be key employees under Code Section 416(i) (without regard to paragraph (5) thereof) during the identification period shall be treated as Specified Employees for purposes of the Plan during the twelve (12) month period that begins on the first day of the 4th month following the close of such identification period.

Article 13. Withholding.

13.1. Tax Withholding. Unless otherwise provided by the Committee, the Company shall deduct or withhold an amount sufficient to satisfy Federal, state, and local taxes (including but not limited to the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event arising or as a result of this Plan ("Withholding Taxes").

13.2. Share Withholding. Unless otherwise provided by the Committee, upon the exercise of Options, the lapse of restrictions on Restricted Stock, the distribution of Performance Shares in the form of Stock, or any other taxable event hereunder involving the transfer of Stock to a Participant, the Company shall withhold Stock equal in value, using the Fair Market Value on the date determined by the Company to be used to value the

Stock for tax purposes, to the Withholding Taxes applicable to such transaction.

Any fractional Share of Stock payable to a Participant shall be withheld as additional Federal withholding, or, at the option of the Company, paid in cash to the Participant.

Unless otherwise determined by the Committee, when the method of payment for the Exercise Price is from the sale by a stockbroker pursuant to Section 6.7(b)(ii), herein, of the Stock acquired through the Option exercise, then the tax withholding shall be satisfied out of the proceeds. For administrative purposes in determining the amount of taxes due, the sale price of such Stock shall be deemed to be the Fair Market Value of the Stock.

If permitted by the Committee, prior to the end of any Performance Period a Participant may elect to have a greater amount of Stock withheld from the distribution of Performance Shares to pay withholding taxes; provided, however, the Committee may prohibit or limit any individual election or all such elections at any time.

Alternatively, or in combination with the foregoing, the Committee may require Withholding Taxes to be paid in cash by the Participant or by the sale of a portion of the Stock being distributed in connection with an Award, or by a combination thereof.

Article 14. Successors.

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 15. Legal Construction.

15.1. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

15.2. Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

15.3. Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

15.4. Errors. At any time AT&T may correct any error made under the Plan without prejudice to AT&T. Such corrections may include, among other things, changing or revoking an issuance of an Award.

15.5. Elections and Notices. Notwithstanding anything to the contrary contained in this Plan, all elections and notices of every kind shall be made on forms prepared by AT&T or the General Counsel, Secretary or Assistant Secretary, or their respective delegates or shall be made in such other manner as permitted or required by AT&T or the General Counsel, Secretary or Assistant Secretary, or their respective delegates, including but not limited to elections or notices through electronic means, over the Internet or otherwise. An election shall be deemed made when received by AT&T (or its designated agent, but only in cases where the designated agent has been appointed for the purpose of receiving such election), which may waive any defects in form. AT&T may limit the time an election may be made in advance of any deadline.

Where any notice or filing required or permitted to be given to AT&T under the Plan, it shall be delivered to the principal office of AT&T, directed to the attention of the Senior Executive Vice President-Human Resources of AT&T or his or her successor. Such notice shall be deemed given on the date of delivery.

Notice to the Participant shall be deemed given when mailed (or sent by telecopy) to the Participant's work or home address as shown on the records of AT&T or, at the option of AT&T, to the Participant's e-mail address as shown on the records of AT&T.

It is the Participant's responsibility to ensure that the Participant's addresses are kept up to date on the records of AT&T. In the case of notices affecting multiple Participants, the notices may be given by general distribution at the Participants' work locations.

15.6. Governing Law. To the extent not preempted by Federal law, the Plan, and all awards and agreements hereunder, and any and all disputes in connection therewith, shall be governed by and construed in accordance with the substantive laws of the State of Texas, without regard to conflict or choice of law principles which might otherwise refer the construction, interpretation or enforceability of this Plan to the substantive law of another jurisdiction.

15.7. Venue. Because awards under the Plan are granted in Texas, records relating to the Plan and awards thereunder are located in Texas, and the Plan and awards thereunder are administered in Texas, the Company and the Participant to whom an award under this Plan is granted, for themselves and their successors and assigns, irrevocably submit to the exclusive and sole jurisdiction and venue of the state or federal courts of Texas with respect to any and all disputes arising out of or relating to this Plan, the subject matter of this Plan or any awards under this Plan, including but not limited to any disputes arising out of or relating to the interpretation and enforceability of any awards or the terms and conditions of this Plan. To achieve certainty regarding the appropriate forum in which to prosecute and defend actions arising out of or relating to this Plan, and to ensure consistency in application and interpretation of the Governing Law to the Plan, the parties agree that (a) sole and exclusive appropriate venue for any such action shall be an appropriate federal or state court in Dallas County, Texas, and no other, (b) all claims with respect to any such action shall be heard and determined exclusively in such Texas court, and no other, (c) such Texas court shall have sole and exclusive jurisdiction over the person of such parties and over the subject matter of any dispute relating hereto and (d) that the parties waive any and all objections and defenses to bringing any such action before such Texas court, including but not limited to those relating to lack of personal jurisdiction, improper venue or *forum non conveniens*.

15.8. 409A Compliance. Awards under the Plan may be structured to be exempt from or be subject to Section 409A of the Code. To the extent that Awards granted under the Plan are subject to Section 409A of the Code, the Plan will be construed and administered in a manner that enables the Plan and such Awards to comply with the provisions of Section 409A of the Code.

Exhibit C

AT&T Severance Policy

AT&T will not provide severance benefits for an executive officer that exceed 2.99 times the officer's annual base salary plus target bonus, unless the excess payment receives prior stockholder approval or is ratified by stockholders at a regularly scheduled annual meeting within the following 15 months.

"Base salary and target bonus" shall mean the base salary and target bonus applicable to the executive officer at the time of his or her termination of employment.

An "executive officer" is any person who, at the time of such severance or termination payment, is identified by the company as an executive officer as that term is defined in Rule 3b-7 under the Securities Exchange Act of 1934.

"Severance benefits," subject to the exclusions in the following paragraph, means:

(i) payments made by AT&T to the executive officer in connection with and directly related to his or her termination of employment, including but not limited to cash severance payments, tax reimbursements, consulting fees, payments under non-compete agreements and pension enhancements;
(ii) accelerated vesting of awards; and
(iii)the present value of new or additional benefits or perquisites provided for periods after the termination of employment.

"Severance benefits," however, shall not include:

(i) payments of salary, bonus, performance awards or other compensation that had accrued at the time of termination or had been previously earned and deferred;
(ii) payments of accrued compensation or benefits under qualified and non-qualified deferred compensation plans, savings plans, retirement plans, and health and welfare plans (including, for example, life insurance proceeds and death and disability benefits);
(iii)accelerated vesting of awards that result from termination of employment due to death or disability;
(iv)any benefits or perquisites provided to the executive officer under a pre-existing plan in effect immediately prior to the termination of employment that provides for the continuation of benefits or perquisites after a termination of employment;
(v) benefits or perquisites that are provided under plans or programs applicable to managers generally;
(vi)contractual benefits from a prior employer, including an employer that was acquired by AT&T, that become accrued and payable in connection with the termination of employment by the officer; or
(vii) payments resulting from a determination made in good faith by the AT&T board of directors to enter into a reasonable settlement of a claim made against AT&T by the officer.

Following approval of this policy by stockholders, AT&T will amend the Change in Control Severance Plan to comply with this policy at the earliest practicable date, and such plan shall not be considered a severance benefit until that time.